Exhibit (a)(14)

CONTACTS:
                  Abernathy MacGregor Frank
                  Patricia Sturms/Joele Frank
                  (212) 371-5999

         WHX CORPORATION ANNOUNCES EXTENSION OF TENDER OFFER FOR GLOBAL
                     INDUSTRIAL TECHNOLOGIES TO MAY 20, 1999

                  New York-April 16, 1999--WHX Corporation (NYSE: WHX) announced today that its cash tender offer for any and all outstanding shares (other than the 2,173,800 shares currently owned by WHX) of Global Industrial Technologies, Inc. (NYSE: GIX ) at $10.50 per share will be extended until 5:00 p.m., New York City time, on May 20, 1999, unless again extended. The depositary for the tender offer, Harris Trust and Savings Bank, has advised WHX that 6,856,076 shares of Global had been tendered and not withdrawn as of the close of business on April 15, 1999.

                  The number of shares of Global tendered and not withdrawn, in addition to the number of shares of Global currently owned by WHX, represent about 40.5% of the approximately 22.3 million shares of Global that are currently outstanding. WHX announced that it is pleased with the continued support for its offer and that it hopes Global's Board will eventually listen to the message that is being sent from Global's stockholders. WHX's offer represents a premium of 25% over the closing price of Global's shares on December 14, 1998, the last trading day prior to the announcement of WHX's intention to commence the offer.

                  The tender offer remains subject to, among other things, the Rights Condition, the Supermajority Condition, the Business Combination Condition and the Defensive Action Condition, all as described in the Offer to Purchase previously mailed to Global stockholders.

                  WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman, a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation, a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated, a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.

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